MAIL STOP 3561


      	September 2, 2005

Mr. Yale Farar, President
Rokwader, Inc.
23950 Craftsman Road
Calabasas, CA  91302

      Re:	Rokwader, Inc.
   Amendment No. 1 to Registration Statement on Form SB-2
   File No. 333-125314
		Filed July 28, 2005

Dear Mr. Farar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

Prospectus Cover Page
1. As requested in prior comment four in our letter dated June 30, 2005, please disclose any minimum purchase requirements as required by Item 501(a)(9)(iii) of Regulation S-B.
2. Please explain the statement that the offering price of $1 "is only an estimate of market value" when there is no market for your securities and does not appear to be a basis for estimating market value.

Limited State Registration, page 2
3. Please explain the disclosure in the second paragraph regarding resales after completion of an acquisition and release of securities from escrow being limited to those states allowing transactions in shares of a blank-check company. After completion of the offering and release of these securities from escrow, the company will no longer be a blank check company.



Risk Factors, page 4
4. Please add a separate risk factor discussing the possibility that management may obtain in a potential business combination better terms than the remaining investors due to employment, consulting services, or board appointment opportunities. We note the last sentence in risk factor one. Please further expand the potential benefits that may result to management and discuss the impact this may have on the benefit to non-management investors. Also, this would appear to contradict the disclosure in risk factor 11 that management is likely to resign after a business combination.
5. We reissue prior comment 11 in our letter dated June 30, 2005. Risk factor 15 does not appear to be a material risk to investors and should be removed.
Use of Proceeds, page 11
6. Since the funds will only be released once a business combination has been completed, please explain the statement that once released from escrow the funds will be used to enable you to merge with or acquire an operating company. Do you mean that the proceeds will be used to pay the costs incurred in merging with or acquiring the operating company?
7. We note that the fees and expenses of this offering will be paid first from your treasury and then by your President, Mr. Farar. Please disclose in this section the expected amount of such fees and expenses ($100,000 as set forth in Part II) and your available cash balance as of the latest practicable date. See prior comment 17 in our letter dated June 30, 2005. In this regard, we note your response dated July 28, 2005 whereby you supplementally disclose that your cash balance was $65,475 as of June 30, 2005.
8. We reissue prior comment 16 in our letter dated June 30, 2005. The current disclosure states that you "do not intend to request the release of funds." Reconcile with your supplemental response to our prior comment that indicates you will not request the release of such funds.
9. We also note that the Mr. Farar has orally agreed to advance such funds. As requested in prior comment 17 in our letter dated June 30,
2005, the disclosure should address the enforceability of this oral agreement given the likelihood that advancement of funds by Mr. Farar will be required.

Management, page 19
10. Management`s involvement in shell companies, past and present, should be disclosed in this section if within the past five years. We note the disclosure in the risk factors section. Furthermore, your supplemental response to prior comment 25 in our letter dated June 30, 2005 should be included in this section under a caption labeled prior shell company experience. Consider including a prior performance table.
11. We reissue prior comment 26 in our letter dated June 30, 2005. For each employment experience listed in this section include the beginning and ending dates of employment, giving both the month and year.

Market for Common Stock, page 21
12. We reissue prior comment 30 in our letter dated June 30, 2005. In light of the fact that your potential business acquisition target is not known and the disclosure that you may acquire a development stage company that has a limited operating history or assets, please remove the discussion that you plan to enter into a business combination that would allow your securities to trade without the penny stock limitations.

Where You Can Find More Information, page 27
13. Please note the Commission`s new address:

100 F Street, NE
Washington, DC  20549

Financial Statements
14. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.

								Sincerely,


								John Reynolds
      Assistant Director


cc:	Shoshannah D. Katz
	Fax: (310) 552-5001


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Mr. Yale Farar, President
Rokwader, Inc.
September 2, 2005
p. 1